EXHIBIT 99.a

Central Gold-Trust

Wednesday July 25, 2007

Central Gold-Trust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX – GTU (U.S.$)) has today released selected financial information in U.S. $  relating to results of operations for the six months ended June 30, 2007.

CENTRAL GOLD-TRUST
STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

		June 30,	December 31,
		2007	2006
Net assets:
Gold at market		$96,074,947	78,131,980
Cash		36,441	69,281
Interest-bearing cash deposits		2,524,849	1,168,270
Prepaid expenses & other		46,922	12,240
		98,683,159	79,381,771
Accrued liabilities		(91,165)	(95,219)
Net assets representing Unitholders’ equity		$98,591,994	79,286,552

Represented by:
Capital
Units issued 3,992,500 (2006: 3,277,500)		$66,286,977	48,200,337
Retained earnings inclusive of unrealized appreciation of investments		32,305,017	31,086,215
		$98,591,994	79,286,552

Net asset value per unit		$24.69	24.19

Net asset value per unit expressed in Canadian dollars		$26.26	28.19

Exchange rate:	U.S. $1.00 = Cdn.	$1.0634	1.1653

Net assets increased by $19,305,442, or 24.3%, during the six month period to a total of $98,591,994. The increase in net assets was attributable to the increased price of gold during the period and the net proceeds of the public offering on April 5, 2007.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD-TRUST

STATEMENT OF INCOME

(expressed in U.S. dollars)

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
Income (Loss):
Interest	$43,197	28,285	$30,401	14,186
Unrealized appreciation (depreciation) of investments	1,481,245	12,389,234	(1,727,296)	3,908,801
	1,524,442	12,417,519	(1,696,895)	3,922,987
Expenses:
Administration fees	145,001	121,335	79,773	63,974
Safekeeping, insurance and bank charges	42,712	35,490	23,443	18,826
Legal fees	27,236	28,040	9,001	14,977
Regulatory filing fees	22,637	15,168	3,246	1,572
Trustee fees and expenses	21,253	19,023	9,159	9,108
Auditor’s fees	18,350	25,331	9,350	13,008
Unitholder information	11,949	8,722	6,883	3,791
Stock exchange fees	8,012	7,362	4,006	3,681
Registrar and transfer agent fees	6,942	5,172	3,906	2,122
Miscellaneous	739	253	227	240
Foreign currency exchange (gain) loss	809	(191)	750	146
Total expenses	305,640	265,705	149,744	131,445
Net income (loss):
inclusive of unrealized appreciation (depreciation) of investments	1,218,802	12,151,814	(1,846,639)	$3,791,542
Net income (loss) per unit:
inclusive of unrealized appreciation (depreciation) of investments	$0.34	3.71	$(0.46)	1.16

Net income for the six months ended June 30, 2007 was $1,218,802 ($0.34 per unit) compared to $12,151,814 ($3.71 per unit) for the same period in 2006, after deducting expenses of $305,640 (2006: $265,705).  Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets, and due to increased safekeeping, regulatory and filing costs. Virtually all of the net income for the period is represented by the unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, was 0.34% for the six months ended June 30, 2007 compared to 0.35% for the same period in 2006.  For the twelve months ended June 30, 2007, the expense ratio was 0.66% compared to 0.67% for the twelve months ended June 30, 2006.

Central Gold-Trust is a passive, single purpose, self-governing trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices.  At June 30, 2007, the units of Central Gold-Trust were 97.4% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the American Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).